Mail Stop 3561

April 2, 2010

Ms. Suzette M. Major
Chief Executive Officer
Palmdale Executive Homes Corp.
6767 W. Tropicana Avenue
Suite 207
Las Vegas, NV 89103

   Re: Palmdale Executive Homes Corp.
     Form 10-K for Fiscal Year Ended
     December 31, 2008
     Filed March 27, 2009
     File No. 000-52848

Dear Ms. Major:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      Sincerely,

      Brian K. Bhandari
      Accounting Branch Chief
      Office of Beverages, Apparel and
      Health Care Services